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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2 (b)
                                (AMENDMENT NO. 3)


                         Roberts Realty Investors, Inc.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    769900101
                                    ---------
                                 (CUSIP Number)


                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAMES OF THE REPORTING PERSONS                      James M. Goodrich
         IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [  ]
                                                                     (b)  [  ]
------------------------------------------------------------------------------

3        SEC USE ONLY
------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION                     US Citizen
--------------------------------------------------------------------------------
         NUMBER OF
             SHARES        5        SOLE VOTING POWER                  14,787
                                    -------------------------------------------
       BENEFICIALLY
         OWNED BY          6        SHARED VOTING POWER               267,060
                                    -----------------------------------------
               EACH
          REPORTING        7        SOLE DISPOSITIVE POWER             14,787
                                    ------------------------------------------
         PERSON WITH
                           8        SHARED DISPOSITIVE
                                    POWER                             267,060

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      281,847
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*

         The amount in Row 9 excludes (a) 6,835 units of limited partnership interest ("Units") in Roberts Properties Residential, L.P. that may be exchanged for an equal number of shares of the issuer, and (b) 24,879 shares owned by a trust for the benefit of a son of Dr. and Mrs. Goodrich, of which Mrs. Goodrich is the trustee. Dr. Goodrich disclaims beneficial ownership of such shares and Units, and the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           5.8%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------



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Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  James M. Goodrich

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  524 Manor Ridge Drive
                  Atlanta GA 30305

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value per share

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.



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Item 4            Ownership.

                  (a)      Amount Beneficially Owned:

                  Dr. Goodrich beneficially owns 281,847 shares, composed of (i) 14,787 shares owned by Dr. Goodrich through an IRA, (ii) 48,075 Units and 110,507 shares owned jointly by Dr. Goodrich and Penelope Goodrich, his wife, and (iii) 108,478 shares owned by Goodrich Enterprises, Inc., of which Dr. Goodrich is the President. Amount Beneficially Owned excludes 6,835 Units and 24,879 shares owned by a trust for the benefit of a son of Dr. and Mrs. Goodrich, of which Mrs. Goodrich is the trustee. Dr. Goodrich disclaims beneficial ownership of such shares and Units.

                  (b)      Percent of Class:

                                    5.8%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct
                                    the vote                            14,787

                           (ii)     shared power to vote or to direct
                                    the vote                           267,060

                           (iii)    sole power to dispose or to direct
                                    the disposition of                  14,787

                           (iv)     shared power to dispose or to direct
                                    the disposition of                 267,060

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  The dividends or proceeds from the sale of 108,478 shares owned by Goodrich Enterprises, Inc., of which Dr. Goodrich is the President, would be distributed to such company.


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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 8, 2000
                                ----------------------------------------------
                                (Date)


                                /S/ James M. Goodrich
                                ----------------------------------------------
                                (Signature)


                                James M. Goodrich
                                ----------------------------------------------
                                (Name/Title)